Exhibit 3.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

SEPTEMBER 30, 2013 AND 2012

(in Canadian Dollars unless stated otherwise)

KPMG LLP	Telephone (902) 492-6000
1959 Upper Water Street	Fax (902) 429-1307
Suite 1500	www.kpmg.ca
Purdy’s Wharf Tower 1
Halifax NS
B3J 3N2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of GoGold Resources Inc.

We have audited the accompanying consolidated financial statements of GoGold Resources Inc., which comprise the consolidated statements of financial position as at September 30, 2013 and September 30, 2012, the consolidated statements of operations and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of GoGold Resources Inc. as at September 30, 2013 and September 30, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

December 30, 2013

Halifax, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Canadian dollars)

	September 30 2013	September 30 2012
ASSETS
Current assets:
Cash	$31,114,102	$24,727,903
Input tax recoverable	341,354	595,189
Prepaid expenses	96,495	28,870

	31,551,951	25,351,962

Non-current assets:
Property, plant and equipment (Note 7)	54,619,408	146,453
Exploration and evaluation assets (Note 8)	26,277,321	70,541,902

Total non-current assets	80,896,729	70,688,355

Total assets	$112,448,680	$96,040,317

LIABILITIES
Current liabilities:
Trade and other payables	$1,628,987	$856,531
Current Portion of Long Term Debt (Note 9)	1,250,000	—

	2,878,987	856,531

Long Term Debt (Note 9)	12,421,726	—
Derivative Liability (Note 10)	388,691	—
Income Taxes (Note 11)	15,184	—

Total liabilities	15,704,588	856,531

EQUITY
Share capital (Note 10)	94,241,134	89,703,697
Contributed surplus	10,477,976	9,759,488
Accumulated other comprehensive loss	(241,670)	(188,773)
Deficit	(7,733,348)	(4,090,626)

Total equity	96,744,092	95,183,786

Total liabilities and equity	$112,448,680	$96,040,317

Commitments (Note 15)
Subsequent Events (Note 16)

Signed on behalf of the Board:	“Signed”	“Signed”
	George F. Waye	Terry Coughlan

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in Canadian dollars)

Years ended	September 30 2013	September 30 2012
Expenses:
General and administrative	$2,193,547	$1,601,126
Regulatory	221,347	102,246
Marketing and public relations	730,418	701,327
Impairment (note 8)	715,098	—

	3,860,410	2,404,699

Finance Income	232,872	—

Deferred Income Tax	15,184	—

Net loss for the year	$3,642,722	$2,404,699

Other comprehensive (income) loss:
Foreign currency translation differences arising on translation of foreign subsidiaries	52,897	(64,079)

Total comprehensive loss for the year	$3,695,619	$2,340,620

Loss per share basic and fully diluted (Note 10)	$0.03	$0.03

Weighted average number of common shares outstanding (Note 10)	128,326,908	72,066,253

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

Years ended	September 30 2013	September 30 2012

Cash provided by (used in) the following activities:

Operating activities
Net loss for the year	$(3,642,722)	$(2,404,699)
Items not involving cash
Stock based compensation	640,894	499,040
Impairment charge	715,098	—
Deferred Taxes	15,184	—
Depreciation	31,348	8,275
Net change in non-cash working capital	958,666	469,667

Net cash used in operating activities	(1,281,532)	(1,427,717)

Investing activities
Resource property expenditures	(10,212,451)	(8,233,504)
Cash received on asset acquisition (Note 5)	—	27,944,094
Proceeds from sale of short-term investments	—	277,617
Purchase of property, plant and equipment	(717,672)	(68,880)

Net cash provided by (used in) investing activities	(10,930,123)	19,919,327

Financing activities
Credit Agreement, net (Note 9)	13,671,726	—
Proceeds on issuance of warrants in financing arrangement (Note 6)	388,691	—
Issuance of common shares (net of share issuance costs)	4,537,437	4,639,670

Net cash provided by financing activities	18,597,854	4,639,670

Net increase in cash and cash equivalents	6,386,199	23,131,280

Cash and cash equivalents, beginning of year	24,727,903	1,596,623

Cash and cash equivalents, end of year	$31,114,102	$24,727,903

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Canadian dollars)

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at October 1, 2011	55,966,665	$18,625,437	$497,038	$(252,852)	$(1,685,927)	$17,183,696
Net loss	—	—	—	—	(2,404,699)	(2,404,699)
Other comprehensive income	—	—	—	64,079	—	64,079
Shares issued for cash (net of issuance costs)	3,600,000	4,294,670	—	—	—	4,294,670
Stock-based compensation	—	—	651,040	—	—	651,040
Issuance of finder’s options	—	(129,034)	129,034	—	—	—
Issuance of shares for Parral Acquisition (Note 5)	67,230,000	66,374,900	—	—	—	66,374,900
Warrants issued for Parral Acquisition (Note 5)	—	—	8,675,100	—	—	8,675,100
Exercise of finders options	1,441,666	477,250	(174,750)	—	—	302,500
Exercise of stock options	50,000	60,474	(17,974)	—	—	42,500

Balance at September 30, 2012	128,288,331	$89,703,697	$9,759,488	$(188,773)	$(4,090,626)	$95,183,786

Balance at October 1, 2012	128,288,331	$89,703,697	$9,759,488	$(188,773)	$(4,090,626)	$95,183,786
Net loss	—	—	—	—	(3,642,722)	(3,642,722)
Other comprehensive loss	—	—	—	(52,897)	—	(52,897)
Stock-based compensation	—	—	718,488	—	—	718,488
Shares issued for cash (net of issuance costs) (Note 6)	4,693,563	4,537,437	—	—	—	4,537,437

Balance at September 30, 2013	132,981,894	$94,241,134	$10,477,976	$(241,670)	$(7,733,348)	$96,744,092

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

GoGold Resources Inc. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is #1301-2000 Barrington Street, Cogswell Tower, Halifax, Nova Scotia, B3J 3K1. The Company’s common shares are listed on the Toronto Stock Exchange Venture Exchange trading under the symbol GGD. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries. The principal business of the Corporation is the discovery, exploration and development of gold, silver, copper and molybdenum deposits primarily in Mexico and Canada.

The ability of the Corporation to continue as a going concern and the recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete exploration and development; and the future profitable production or proceeds from disposition of such properties. These consolidated financial statements do not give effect to the adjustments necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (‘‘IASB’’).

These financial statements were approved by the Board of Directors on December 30, 2013.

b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

Items included in the financial statements of each of the Corporation’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of GoGold Resources Inc.

c) Use of estimates and judgments

The preparation of the financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. However, judgement and estimates are often interrelated. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Asset acquisitions:

The Corporation applies judgement in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves. The Corporation has considered all exploration and evaluation assets acquired to date to be asset acquisitions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

Estimate of recoverability for non-financial assets:

The Corporation assesses its cash-generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the cash generating unit’s recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

Fair value for a mining property is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans, using assumptions that an independent market participant would take into account. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Exploration and evaluation assets:

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for resource properties. Once technical feasibility and commercial viability of a resource property can be demonstrated, exploration costs will be reclassified to property, plant and equipment and subject to different accounting treatment. As at September 30, 2013, the Parral Tailings project was determined to be development stage and has been reclassified to property, plant and equipment (refer to note 8).

Share-based payments:

The Corporation issues equity-settled share-based payments to certain employees and third parties outside the Corporation. Equity-settled share-based payments issued to employees are measured at fair value (excluding the effect of nonmarket based vesting conditions) at the date of grant. Fair value is measured using the Black-Scholes pricing model and requires the exercise of judgment in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Provisions for site restoration:

Management’s determination is that there are currently no provisions required for site restoration is based on facts and circumstances that existed during the year. A provision will be required once the construction of the Parral Tailings project is completed in fiscal 2014.

Taxation:

The Corporation’s accounting policy for taxation requires management’s judgment in assessing whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from tax loss carry-forwards, capital losses and temporary differences are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, mineral prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions.

Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a) Basis of consolidation

The consolidated financial statements are presented in Canadian dollars and include the accounts of the Corporation and the following subsidiaries:

Company	Principal activity	Country of incorporation
Mexican Gold Holdings Corporation Incorporated	Holding company	Canada
North American Gold Holdings Corporation Incorporated	Holding company	Canada
Minera Durango Dorado S.A. de C.V.	Gold and silver exploration	Mexico
Absolute Gold Holdings Incorporated	Holding company	Canada
AGHI Holdings Incorporated	Holding company	Canada
Grupo Coanzamex S.A. de C.V.	Gold and silver exploration	Mexico

All subsidiaries are 100% owned.

i) Subsidiaries

Subsidiaries are all those entities over which the Corporation has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a Corporation controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Corporation and cease to be consolidated from the date on which control is transferred out of the Corporation. A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

ii) Transactions eliminated on consolidation

Inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

b) Foreign currency

i) Foreign currency transactions

In preparing the financial statements of each individual corporate entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for: exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from cumulative translation account to profit or loss on repayment of the monetary items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

ii) Foreign operations

These consolidated financial statements are presented in Canadian Dollars (“CDN dollars”), which is the functional currency of the Corporation and the presentation currency of the consolidated financial statements. The functional currency of all of the Corporation’s Canadian subsidiaries is also the CDN dollar and the functional currency of all the Corporation’s Mexican subsidiaries is the Mexican Peso.

The results and financial position of all the Corporation’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	shareholders’ equity is translated at historical rates of exchange at the reporting date;

•

intercompany loans are translated at historical rates of exchange at the reporting date as they are considered part of the net investment in foreign subsidiaries and for which settlement is neither planned nor likely to occur in the foreseeable future;

•	assets and liabilities are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each income statement presented are translated at monthly average exchange rates; and

•	all resulting exchange differences are recognized within Accumulated Other Comprehensive Income (“AOCI”) which is a separate component of equity.

On the loss of control of a foreign operation, all the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Corporation are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in AOCI.

c) Financial instruments

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:

Cash	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss

Financial liabilities:	Classification:

Trade and other payables	Other financial liabilities

(i) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

(ii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available for sale. After initial measurement, loans and receivables are subsequently measured at amortized cost using the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) Available for sale investments

Financial assets classified as available for sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations.

(iv) Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at September 30, 2012 and September 30, 2011, which include cash and short-term deposits are classified as a Level 1 measurement.

(v) Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

d) Exploration and evaluation assets

Pre-exploration expenditures are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

All direct costs related to the acquisition and exploration of resource property interests are capitalized by property. Exploration and evaluation assets include expenditures on acquisition of rights to explore, studies, exploratory drilling, trenching, sampling, and other direct costs related to exploration or evaluation of a project. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are initially measured at cost and classified as tangible assets.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or

•

exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Where a project is determined to be technically or commercially feasible and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a development asset in property, plant and equipment. A project is considered to be technically or commercially feasible when a full technical report is prepared, complete financing is arranged, and board approval to proceed with construction is obtained.

e) Property, plant and equipment

Recognition and measurement

Land is stated at historical cost. All items of property, plant and equipment are measured at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and capitalized interest and any other costs directly attributable to bringing the assets to working condition for their intended use.

Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost of the item can be measured reliably.

The carrying amount of any replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation of furniture and equipment is calculated using the declining balance method to allocate their cost, net of their residual values, over their estimated useful lives at the rate of 30% per annum. Depreciation of drilling equipment is calculated using the units of production method based on meters drilled. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively, if appropriate.

Development assets

Development assets include costs transferred from exploration and evaluation assets once technical feasibility and commercial viability of an area of interest are demonstrable, and development assets also includes subsequent costs to develop the mine to the production phase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

Depletion of development assets is calculated on the basis of units of production and commences when the mine starts commercial production. Depletion is based on assessments of measured and indicated resources and a proportion of mineral resources available to be mined by the current production equipment to the extent that such resources are considered to be economically recoverable.

f) Impairment of non-financial assets

The net carrying amounts of property and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. To the extent that the net carrying amounts exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Recoverable amount is the higher of fair value less costs to sell and value in use.

For mining properties, estimates of future cash flows are based on assumptions as to expected production levels, commodity prices, cash costs of production and capital expenditure. IAS 36 Impairment of Assets includes a number of restrictions on the future cash flows that can be recognized in respect of future restructurings and improvement related expenditure. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount, and an impairment charge is recognized in profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount, but so that the increased carrying amount does not exceed the carrying value that would have been determined if no impairment had previously been recognized. As a result, a reversal is recognized in profit or loss.

g) Flow-through shares

The Corporation has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances were renounced to subscribers. At the time of share issuance, the proceeds must be allocated between share capital and the obligation to deliver the tax deduction. The allocation is based on the difference between the quoted price of the Corporation’s non-flow through shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). The premium liability is reduced pro-rata based on the percentage of flow-through expenditures renounced in comparison to renunciations required under the terms of the Flow-through Share agreement. The reduction to the premium liability in the period of renunciation is recognized through profit or loss as other income.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided, the Company recognizes a deferred tax asset to offset the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

h) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and deferred income tax liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. The principal temporary differences arise from amortization and depreciation on property, plant and equipment, tax losses carried forward and fair value adjustments on assets acquired in business combinations.

i) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the date of grant. Fair value is measured using the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the Corporation’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no-true-up for differences between expected and actual outcomes.

Equity-settled share-based payment transactions with parties other than employees and those providing similar services are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

j) Earnings per share

The Corporation presents basic and diluted earnings per share date for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares. All share options are currently anti-dilutive. As a result basic and diluted earnings per share are the same.

k) Government assistance

Government grants are recognized at their fair value in the period when there is reasonable assurance that the conditions attaching to the grant will be met and that the grant will be received. Grants are recognized as income over the periods necessary to match them with the related costs that they are intended to compensate. Grants relating to expenditures on property, plant and equipment and on exploration and evaluation assets are deducted from the carrying amount of the asset. The grant is therefore recognized as income over the life of the depreciable asset by way of a reduced depreciation charge or a reduced depletion expense.

(l) Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance. Costs are estimated on the basis of a formal report and are subject to regular review.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

4. FUTURE CHANGES IN ACCOUNTING POLICIES

A number of new standards, and amendments to standards and interpretations under IFRS, are not yet effective for the year ending September 30, 2013, and have not been applied in preparing these consolidated financial statements.

a) Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The date IFRS 9 becomes effective is in the process of being finalized by the International Accounting Standards Board. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

b) Consolidated financial statements

The IASB issued IFRS 10, Consolidated Financial Statements on May 12, 2011 to replace the current IAS 27, Consolidated and Separate Financial Statements. The new standard identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

c) Joint arrangements

The IASB issued IFRS 11, Joint Arrangements on May 12, 2011 to replace the current IAS 31, Interests in Joint Ventures. The new standard classifies joint arrangements as either joint ventures or joint operations. Interests in joint ventures will be accounted for using equity accounting, eliminating the proportionate consolidation option currently available under IAS 31. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

d) Disclosure of interest in other entities

On May 12, 2011 the IASB issued IFRS 12, Disclosure of Interest in Other Entities. This standard establishes disclosure requirements for interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet entities. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

e) Fair value measurement

The IASB issued IFRS 13, Fair Value Measurement on May 12, 2011. This is a comprehensive standard for fair value measurement and disclosure of fair value measurements across various IFRS standards. IFRS 13 provides a definition of fair value, sets out a single IFRS framework for measuring fair value, and outlines requirements for disclosure of fair value measurements. The new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

f) Levies

The IASB issued IFRIC 21, Levies in May 2013, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Corporation intends to adopt IFRIC 21 in its financial statements for the annual period beginning October 1, 2014. The Corporation does not expect the amendments to have a material impact on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

g) Recoverable amount disclosures for non-financial assets

In May 2013 the IASB issued amendments to IAS 36 to reverse the unintended requirement in IFRS 13 Fair Value Measurement, to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Corporation intends to adopt the amendments in its financial statements for the annual period beginning October 1, 2014. As the amendments impact certain disclosure requirements only, the Corporation does not expect the amendments to have a material impact on the financial statements.

h) Other standards

The IASB amended IAS 1, Presentation of Financial Statements with changes effective July 1, 2012 and IAS 19, Employee Benefits with changes effective January 1, 2013. These standards have been reviewed and they are not anticipated to have a significant impact on the Company.

5. ACQUISITIONS

Acquisition of Absolute Gold Holdings Incorporated

On July 27, 2012, the Corporation completed the acquisition of Absolute Gold Holdings Incorporated (“Absolute” or “Parral”). GoGold has acquired all of the issued and outstanding common shares of Absolute (“Absolute Shares”) and all of the common share purchase warrants of Absolute (“Absolute Warrants”) in exchange for the issuance of 0.81 of a common share of GoGold (“GoGold Share”) for each Absolute Share and 0.81 of a common share purchase warrant of GoGold (“GoGold Warrant”) for each Absolute Warrant, through a plan of arrangement (“Plan of Arrangement”) completed under the Canada Business Corporations Act (the “Acquisition Transaction”). The transaction has been accounted for as an asset acquisition and therefore the value of the GoGold Shares and GoGold Warrants issued in the transaction have been valued based on the fair value of the assets acquired, plus directly related transaction costs.

Under the terms of the Acquisition Transaction, the 83,000,000 Absolute Shares issued and outstanding and the 15,000,000 Absolute Warrants issued and outstanding have been exchanged for 67,230,000 GoGold Shares and 12,150,000 GoGold Warrants, in accordance with the terms of the Plan of Arrangement. Each GoGold Warrant is exercisable into one GoGold Share at an exercise price of $1.50 until January 24, 2015.

Under the Acquisition Agreement, the Corporation has acquired a 100% interest in the Parral Tailings Project (the “Property” or the “Project”) located in Chihuahua, Mexico, through Absolute’s wholly-owned subsidiary Grupo Coanzamex S.A. De C.V. (“Coanzamex”). Coanzamex is now a wholly-owned subsidiary of the Corporation.

The Property hosts tailings from the historical Mina La Prieta silver and base metal mine. The Town of Hidalgo Del Parral (the “Town”) purchased the land and the rights to the tailings in 2008 from a private mining company. This purchase agreement gave the Town full entitlement to the tailings including any retreatment for metal recovery.

The following table summarizes the acquisition costs and recorded property acquisition cost for the Parral Tailings Project:

Acquisition Cost ($)
Cash acquired during transaction	(27,944,094)
Share issuance	66,374,900
Warrants issued	8,675,100
Costs incurred to complete transaction	1,208,705

Resource property acquisition cost recorded	48,314,611

6. CAPITAL MANAGEMENT AND PARRAL TAILING PROJECT FINANCING

The Corporation’s capital consists of shareholders’ equity of $96,744,092 (September 30, 2012 - $95,183,786). The Corporation’s objective when managing capital is to maintain adequate levels of funding to support the acquisition,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

exploration and development of resource properties and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing and debt. Future financings are dependent on market conditions and there can be no assurance the Corporation will be able to raise funds in the future.

In September 2013, Orion Mine Finance, formerly known as RK Mine Finance Fund II LP, provided US$30 million in senior secured debt, to be drawn in two tranches subject to customary conditions, which bears interest at Libor plus 6.5%, repayable in equal instalments over a three year period commencing in September 2014. The first tranche of US$15 million was received in September 2013 with the second tranche expected to be received in 2014.

In addition, Orion Mine Finance purchased 4,693,563 common shares of GoGold Resources, Inc (“Common Shares”) through a non-brokered private placement for gross aggregate proceeds of US$5 million. Orion Mine Finance also received 2,000,000 Common Share purchase warrants (“Warrants”). Each whole Warrant will entitle Orion Mine Finance to acquire one Common Share at a price of US$1.50 for a period of two years from the Closing Date. The Common Shares and the Warrants, and the Common Shares issuable on exercise of the Warrants, will be subject to a four-month hold period from the Closing Date. The fair value of the warrants was calculated using the Black-Scholes method as described in Note 10(f) was $388,691, the fair value of the shares issued, net of share issue costs, was $4,537,437 with the remaining proceeds being attributable to long term debt.

Orion Mine Finance will have the right to purchase additional Common Shares and/or participate in future securities offerings by GoGold in order to maintain its ownership share in GoGold.

The net proceeds of the Financing Transactions are being used to fund the development and construction of GoGold’s Parral tailings project in Chihuahua, Mexico and for general working capital purposes.

GoGold and Orion Mine Finance have also entered into a definitive off-take agreement (“Off-Take Agreement”), together with GoGold’s indirect wholly-owned subsidiary, Grupo Coanzamex S.A. de C.V. (“Coanzamex”), which took effect on the Closing Date. Under the Off-Take Agreement, Coanzamex has agreed to sell and Orion Mine Finance has agreed to purchase all of the refined gold and refined silver produced from the Parral tailings project, up to an aggregate of 150,000 ounces of refined gold and 15 million ounces of refined silver. The selling price for the refined gold and refined silver under the agreement is based on the respective market prices for the commodities using the lowest quoted market price over a certain period of time prior to and following the respective transaction date.

The Corporation invests all capital that is surplus to its immediate operational needs in high interest savings accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

	Furniture and Equipment	Drilling Equipment	Development Assets (Parral)	Total
Cost
At October 1, 2011	$108,465	$489,000	$—	$597,465
Additions	68,880	—

At September 30, 2012	177,345	489,000	—	666,345
Additions	717,672			717,672
Reclassifications	—	—	53,802,098	53,802,098
Disposals		(489,000)		(489,000)

At September 30, 2013	$895,017	$—	$53,802,098	$54,697,115

Accumulated amortization
At October 1, 2011	$11,108	$81,799	$—	$92,907
Addition	19,784	407,201		426,985

At September 30, 2012	30,892	489,000	—	519,892
Amortization	46,815	—		46,815
Disposals	—	(489,000)		(489,000)

At September 30, 2013	$77,707	$—	$—	$77,707

Carrying value

At September 30, 2012	$146,453	$—	$—	$146,453

At September 30, 2013	$817,310	$—	$53,802,098	$54,619,408

Exploration & Evaluation Assets from the Parral Tailing Project have been transferred to Property, Plant and Equipment as the technical and commercial feasibility is supported by full technical report, complete financing is arranged, and board approved proceeding with construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

8. EXPLORATION AND EVALUATION ASSETS

On July 30, 2012, the Company acquired all of the issued and outstanding securities of Absolute, a Canadian company including subsidiaries which together own the Parral Tailings Project in Chihuahua, Mexico. This project is on the mine development stage, all related cost to this project has been transferred to Property, Plant and Equipment

	Rambler	San Diego	Parral	Total
Cost
At October 1, 2011	$637,575	$13,930,128	$—	$14,567,703
Additions	77,273	7,058,609	439,374	7,575,256
Acquisition of Parral			48,314,611	48,314,611
FX adjustments	—	77,817	6,515	84,332

At September 30, 2012	714,848	21,066,554	48,760,500	70,541,902

Additions	250	5,045,846	5,161,118	10,207,214
Impairment Charge	(715,098)	—	—	(715,098)
FX adjustments	—	164,921	(119,520)	45,401
Reclassification to PP&E	—	—	(53,802,098)	(53,802,098)

At September 30, 2013	$—	$26,277,321	$—	$26,277,321

Carrying value
At September 30, 2012	$714,848	$21,066,554	$48,760,500	$70,541,902

At September 30, 2013	$—	$26,277,321	$—	$26,277,321

During 2013, the Company discontinued its exploration program on the Rambler exploration property located in Canada. As a result, the Company recognized an impairment charge of $715,098 in the Consolidated Statements of Operations.

9. LONG TERM DEBT

On September 30, 2013, the Corporation closed a $35-million (U.S.) debt and equity financing with Orion Mine Finance Fund I (“the “Orion Financing”).

Orion Mine Finance (“Orion”), will provide $30-million (U.S.) in senior secured debt in two tranches. The first tranche of $15,000,000 (U.S.) has been received. The second tranche draw is subject to customary conditions. The debt will bear interest at London interbank offered rate (LIBOR) plus 6.5 per cent, with a minimum rate of 7.5%, repayable in equal instalments over a three-year period commencing in September, 2014. At September 30, 2013, the minimum rate of 7.5% would apply which after taking into consideration all associated financing costs, results in an effective interest rate on the debt of 10.30%. The debt is secured by a first charge over all assets. Estimated principal repayments due to maturity on the long-term debt are 2014 - $1,250,000, 2015 - $5,000,000, 2016 - $5,000,000, and 2017 - $2,421,726.

GoGold and Orion Mine Finance have also entered into a definitive off-take agreement (“Off-Take Agreement”), together with GoGold’s indirect wholly-owned subsidiary, Grupo Coanzamex S.A. de C.V. (“Coanzamex”), which took effect on the Closing Date. Under the Off-Take Agreement, Coanzamex has agreed to sell and Orion Mine Finance has agreed to purchase all of the refined gold and refined silver produced from the Parral tailings project, up to an aggregate of 150,000 ounces of refined gold and 15 million ounces of refined silver. The selling price for the refined gold and refined silver under the agreement is based on the respective market prices for the commodities using the lowest quoted market price over a certain period of time prior to and following the respective transaction date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

10. SHARE CAPITAL

(a) Authorized

An unlimited number of common shares, without nominal or par value.

(b) Issued

The following table summarizes the changes in issued common shares of the Corporation:

	Number	Amount ($)
Balance September 30, 2011	55,966,665	18,625,437
Shares issued for cash net of issuance costs	3,600,000	4,294,670
Shares issued on exercise of incentive and finder’s options	1,491,666	537,724
Shares issued on Absolute acquisition	67,230,000	66,374,900
Issuance of warrants	—	(129,034)

Balance September 30, 2012	128,288,331	89,703,697
Shares issued for cash net of issuance costs	4,693,563	4,537,437

Balance September 30, 2013	132,981,894	94,241,134

As part of the Orion Financing, Orion purchased 4,693,563 common shares of GoGold Resources, Inc (“Common Shares”) through a non-brokered private placement for gross aggregate proceeds of US$5 million, representing a purchase price of approximately CDN$1.1030 per Common Share, which is a 5% premium to the volume weighted average share price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the twenty trading days ended September 13, 2013. The fair value of the common shares, net of share issue costs, was $4,537,437.

(c) Escrowed shares

As of September 30, 2013, 12,406,083 Common Shares and 447,500 incentive options were held in escrow by Computershare Investor Services Inc. as escrow agent. Pursuant to the requirements of the TSX and the terms of the escrow agreements, these remaining Common Shares and incentive options will be released in the second quarter of fiscal year 2014.

The comparable number of escrowed Common Shares at September 30, 2012 was 44,917,750 in addition to 1,342,500 incentive options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

(d) Finder’s stock options

The changes in finder’s options during the year ended September 30, 2013 and year ended September 30, 2012 were as follows:

	September 30, 2013			September 30, 2012
	Number of finders options	Weighted average exercise price	Remaining contractual life (years)	Number of finders options	Weighted average exercise price	Remaining contractual life (years)
Opening balance	170,000	$1.25	2.19	1,441,666	$0.21	1.56
Granted	—	—	—	170,000	1.25	2.19
Exercised	—	—	—	(1,441,666)	0.21

Closing balance	170,000	1.25	1.25	170,000	1.25	2.19

Exercisable	170,000	1.25	1.25	170,000	1.25	2.19

The weighted average stock price on the exercise dates for the warrants in 2012 was $1.28.

The charge for the finder’s options was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Options granted December 10, 2010	Options granted December 23, 2011
Risk-free rate	1.68%	0.99%
Expected volatility of the Corporation’s share price	100%	97%
Expected dividend yield	0.00%	0.00%
Expected life of each option (years)	2.0	3.0
Fair value per option ($)	0.148	0.759

The expected volatility was determined based on the historical share price volatility from the date of the grant over a period of time equal to the expected life of the option, unless the expected life assumption is greater than the trading history for the shares, in which case the entire trading history for the shares through the date of the grant was used as a basis for estimating expected volatility.

(e) Incentive stock options

The Corporation has a rolling 10% incentive stock option plan (the “Plan”) under which options to purchase common shares of the Corporation may be granted to directors, officers, employees and consultants of the Corporation. Under the Plan, the terms and conditions of each grant of options are determined by the Board of Directors. Options are granted at a price no lower than the market price of the common shares as defined in the Plan which is the five day weighted average of the Corporation’s common shares prior to the date of grant rounded up to the nearest cent.

The number of common shares subject to options granted under the Plan is limited to 10% of the issued and outstanding common shares of the Corporation and no one person may receive in excess of 5% of the outstanding common shares of the Corporation at the time of grant (on a non-diluted basis).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

The changes in stock options during the year ended September 30, 2013 and year ended September 30, 2012 were as follows:

	September 30, 2013		September 30, 2012
	Number of incentive options	Weighted average exercise price	Number of incentive options	Weighted average exercise price
Opening balance	3,115,000	$0.73	2,365,000	$0.45
Granted	625,000	1.35	800,000	1.55
Exercised	—	—	(50,000)	0.85
Expired	(50,000)	0.85	—	—

Closing balance	3,690,000	0.83	3,115,000	0.73

Exercisable	2,877,500	$0.66	2,010,000	$0.42

The stock price on the exercise date of the options in 2012 was $1.60.

The following table summarizes information concerning outstanding and exercisable finder’s and incentive stock options at September 30, 2013:

	Outstanding		Exercisable
Expiry date	Number of incentive options	Exercise price	Number of incentive options	Exercise price
December 23, 2014	170,000	$1.25	170,000	$1.25
February 7, 2015	325,000	1.53	325,000	1.53
February 12, 2015	1,200,000	0.10	1,200,000	0.10
July 26, 2015	150,000	0.30	150,000	0.30
February 15, 2016	80,000	0.80	80,000	0.80
July 8, 2016	835,000	0.90	835,000	0.90
August 20, 2017	325,000	1.54	162,500	1.54
September 17, 2017	150,000	1.60	75,000	1.60
October 10, 2017	350,000	1.40	—	—
March 1, 2018	150,000	1.26	50,000	1.26
May 16, 2018	125,000	1.30	—	—

	3,860,000	0.83	3,047,500	$0.70

The compensation charge for the outstanding incentive stock options granted during the period was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Options granted October 9, 2012	Options granted March 1, 2013	Options granted May 16, 2013
Risk-free rate	1.25%	1.30%	1.33%
Expected volatility of the Corporation’s share price	77.7%	72.0%	72.0%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life of each option	3.5 years	5.0 years	5.0 years
Weighted average grant date fair value	$0.72	$0.73	$0.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

The compensation charge for the outstanding incentive stock options granted in 2012 was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Options granted February 7, 2012	Options granted August 20, 2012	Options granted September 17, 2012
Risk-free rate	1.07%	1.49%	1.46%
Expected volatility of the Corporation’s share price	89.1%	90.0%	90.0%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life of each option	3.0 years	5.0 years	5.0 years
Market price at time of valuation	$1.53	$1.54	$1.60
Fair value per option	$0.867	$1.074	$1.073

The Corporation has recorded total share based payments of $718,488 (2012 - $651,040) which has been recorded as compensation expense amounting to $640,894 (2012 - $499,040) and as additions to exploration and evaluation assets of $77,594 (2012 - $152,000).

(f) Warrants

As described in Note 6, the Corporation issued 2,000,000 warrants in connection with Orion Financing. Each warrant is exercisable into one GoGold share at an exercise price of US$1.50 until September 27, 2015.

The changes in warrants during the year ended September 30, 2013 and year ended September 30, 2012 were as follows:

	Number of warrants	Weighted average exercise price	Remaining contractual life (years)	Number of warrants	Weighted average exercise price	Remaining contractual life (years)
Outstanding, beginning of period	12,150,000	$1.50	2.33	—	$0.00	—
Granted	2,000,000	1.54	2.00	12,150,000	1.50	2.50
Exercised	—	—	—	—

Outstanding, end of period	14,150,000	1.51	1.25	12,150,000	1.50	2.33

Options exercisable, end of period	14,150,000	1.51	1.26	12,150,000	1.50	2.33

At September 30, 2013, the Corporation had 14,150,000 warrants outstanding, including 2,000,000 warrants with an exercise price of US $1.50 that expire on September 27, 2015. As the warrants were issued in a foreign currency, they met the definition of a derivative instrument and were classified as financial liabilities at fair value. These will be re-measured at fair value at the end of each reporting period. At September 30, 2013 these warrants had a fair value of $388,691.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

The charge recorded in contributed surplus for the warrants was determined based on the fair value of the warrants at the date of issue using the Black-Scholes option pricing model with the following assumptions:

	Warrants issued September 27, 2013	Warrants issued July 27, 2013
Risk-free rate	1.20%	1.29%
Expected volatility of the Corporation’s share price	53.0%	89.0%
Expected dividend yield	0.00%	0.00%
Expected life of each option	2	2.5
Fair value per option	$0.194	$0.714

The expected volatility was determined based on the historical share price volatility as of the date the options were granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

(g) Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. Diluted earnings per share is based on the assumption that stock options and finder’s options have been exercised on the later of the beginning of the period and the date granted. As of September 30, 2013, 3,860,000 options (2012 – 3,285,000) and 14,150,000 (2012 – 12,150,000) warrants were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

11.	INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	2013	2012

Resource properties	$(46,223)	$(224,870)
Capital assets	(90)	(1,916)
Non-capital loss carryforwards	146,713	226,786
Deferred Financing Fees	(122,567)	—
Other (CEC)	6,983	—

Temporary differences	$(15,184)	$—

The following deductible temporary differences and non-capital losses have not been recognized in the consolidated financial statements.

Non-capital losses	$6,929,714	$3,100,792
Deferred financing fees and share issue costs expenses	1,873,365	2,124,725
Capital assets	1,455	—
Resource properties	77,523	56,423

	$8,882,057	$5,281,940

The non-capital losses noted above expire from 2028 to 2033.

The aggregate temporary difference associated with investments in subsidiaries for which no deferred tax liabilities have been recorded is $29.1 million. It is not expected that the aggregate temporary difference will reverse in the foreseeable future.

Income taxes vary from the amount that would be computed by applying the basic Federal and Provincial tax rate of 31.00% (2012 – 31.37%) to loss before taxes as follows:

	2013	2012
Loss before taxes	$(3,627,538)	$(2,404,699)

Computed expected recovery	(1,124,537)	(754,354)

Permanent difference	312,741	164,356
Rate differences	(751)	15,188
Current year loss for which no asset recognized	891,513	808,091
Change in unrecognized temporary differences	(63,782)	(233,281)

	$15,184	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

12. RELATED PARTY TRANSACTIONS

Included in general and administrative expense during the year ended September 30, 2013 are insurance premiums amounting to $69,508 (2012 - $52,985) paid to a Corporation where a significant interest is owned by a director of the Corporation.

The transactions were in the normal course of operations and were measured at the exchange amounts, which are the amounts agreed to by the related parties.

Compensation to directors and officers of the Corporation:

	Year ended September 30, 2013	Year ended September 30, 2012
Directors’ fees	$51,520	$37,500
Share-based payments to directors	72,262	24,800
Key management short-term benefits	716,069	429,683
Share-based payments to key management	387,284	127,458

13. SEGMENTED INFORMATION

The Company’s reportable segments are consistent with the Company’s geographic regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management reviews the financial and operational performance and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company aggregates both the San Diego and Parral exploration projects as the Mexico segment and the Company’s Canadian property and corporate offices as the Canadian segment.

The following tables present information about reportable segments:

	Mexico	Canada	Total
For the year ended September 30, 2013:
Depreciation	$23,548	$7,800	$31,348
Segment net income (loss)	—	(3,642,722)	(3,642,722)
Expenditures on non-current assets	10,477,149	447,487	10,924,636

For the year ended September 30, 2012:
Depreciation	$—	$8,275	$8,275
Segment net income (loss)	—	(2,404,699)	(2,404,699)
Expenditures on non-current assets	55,812,594	77,273	55,889,867

Reportable segment assets (September 30, 2013)	$62,324,555	$50,124,125	$112,448,680
Reportable segment liabilities (September 30, 2013)	1,280,305	14,424,283	15,704,588

Reportable segment assets (September 30, 2012)	$70,398,889	$25,641,428	$96,040,317
Reportable segment liabilities (September 30, 2012)	557,373	299,158	856,531

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

14. FINANCIAL INSTRUMENTS

The Corporation’s financial risk exposures and the impact on the Corporation’s financial instruments are summarized below:

Credit Risk

The Corporation’s credit risk is primarily attributable to cash, short-term deposits, and input tax recoverable. The Corporation has no significant concentration of credit risk arising from operations. Cash consists of funds on deposit in a high interest savings account with a Canadian Schedule I bank and short-term deposits consist of high Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity. Input tax recoverable consists of harmonized sales tax due from the Federal Government of Canada of $68,814 and value added tax from the Federal Government of Mexico of $266,771. Management believes that the risk of loss with respect to financial instruments included in cash, short-term deposits and input tax recoverable to be remote.

Liquidity Risk

The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2013, the Corporation had cash and short term deposits balances of $31.1 million (September 30, 2012 - $24.7 million) for settling current liabilities of $2.9 million (September 30, 2012 - $0.9 million. The short-term deposits are in various guaranteed investment securities with maturities of less than a year but cashable in whole or in part with interest at any time to maturity. All of the Corporation’s current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk

(a) Interest Rate Risk

The Corporation has cash balances and interest-bearing debt. The Corporation’s current policy is to invest excess cash in Canadian bank high interest savings accounts or guaranteed notes (short-term deposits). The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. A 10% increase in the general level of interest rates would increase interest revenue by approximately $5,000 and increase the amount owing under the Orion Financing by approximately $212,000 (US).

(b) Foreign Currency Risk

The Corporation’s functional currency is the Canadian dollar and major purchases are transacted in Canadian, US dollars, and Mexican Pesos. The Corporation funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar and Mexican Peso currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

At September 30, 2013, the Corporation had net liabilities in US dollars and Mexican Pesos of approximately $14,520,590 (September 30, 2012 - $557,373), for which a 10% appreciation in US and Mexican Peso exchange rates would affect net loss by approximately $1,405,498.

15. COMMITMENTS

On August 16, 2012, GoGold announced that Minera Durango Dorado S.A. de C.V. entered into an option agreement to acquire a 100% interest in a 2,000 hectare portion of the San Diego Project known as Mina La Blanca. Under the terms of the option agreement, the exercise of the option requires: (a) an initial payment of US$350,000 was made, (b) four additional payments of US$100,000 on November 1, 2012, February 1, 2013, May 1, 2013, and August 1, 2013, were also made and (c) a net smelter royalty of 1% if gold price per ounce is less than $1,000, 1.5% if gold price per ounce is between $1,000 and $1,500 or 2.0% if gold price per ounce is greater than $1,500 at the time of exercise. GoGold also acquired a 100% interest in two additional gold and silver mining concessions from Mexican prospectors for US$90,000.

On October 17, 2011, Absolute Gold through its subsidiary Coanzamex signed an option agreement (“Option Agreement”) with the Municipality of Parral, Mexico (“Town”) to mine and process the tailings material for precious metal recovery. The Town is entitled to a 12% net profits interest (“NPI”) after the deduction of costs and capital depreciation as well as a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars unless otherwise stated)

$30,000 USD per month property payment to the municipality. The Corporation has agreed to advance the municipality $16 million Mexican Pesos during the construction period of November 2013 to April 2014 which will be deducted from future NPI payments. There are no other royalties due or payable on the Project.

The following table summarizes the minimum future financial commitments (in US$) to keep the MDD and Coanzamex agreements in good standing:

	Fiscal year
	2014	2015	2016	2017	2018	2019
Work commitments	150,000	150,000	150,000	150,000	150,000	—
Minimum advance royalty and rent of land	728,000	938,000	938,000	938,000	938,000	768,000
Advance 12% royalty	1,216,320	—	—	—	—	—

Total	$2,094,320	$1,088,000	$1,088,000	$1,088,000	$1,088,000	$768,000

16. SUBSEQUENT EVENTS

On December 4, 2013, the Corporation announced it had signed a definitive agreement with Animas Resources Ltd. (“Animas”) to buy the past-producing Santa Gertrudis gold mine located in Sonora, Mexico. Subsequent to this announcement, the Corporation is in continuing discussions to pursue a revised offer to acquire the assets or shares of Animas and its subsidiaries. The Corporation expects that any such transaction will be finalized in 2014.